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                                                               Exhibit (a)(1)(J)

                             [Microsemi letterhead]


                                November 25, 2002



To Microsemi Optionholder:

Our Stock Option Exchange Offer remains open and continues to go forward on the same terms announced when the Offer commenced on November 1. We are now more than half way through the offer period, which expires at 5 o'clock p.m. Pacific Standard Time on December 6, 2002.

Whether or not you wish to participate in the Offer, you should complete and submit an Acknowledgement and Election Form prior to the expiration of the Offer indicating whether you "accept" or "decline" the Offer for each Eligible Option Grant.

Prior to the expiration of the Offer, you may tender Eligible Option Grants by submitting an Acknowledgement and Election Form and indicating "accept" next to each of the Eligible Option Grants that you wish to exchange. You should write "decline" next to any Eligible Option Grants that you do not wish to exchange.

Prior to the expiration of the Offer, you may withdraw any Eligible Option Grants that you have already elected to tender by submitting another Acknowledgement and Election Form and indicating "decline" next to the Eligible Option Grants that you wish to withdraw from the exchange. You may also withdraw all of your Eligible Option Grants from the Offer by delivering in the same manner a written statement signed and dated by you stating your name and your intention to withdraw all of your Eligible Option Grants from the Offer.

You may obtain a duplicate Acknowledgement and Election Form by sending a request via email to ExchangeOfferElectionForms@microsemi.com or by facsimile to 1-866-803-2718.

The Stock Option Exchange Offer is a voluntary program permitting eligible employees to exchange stock options with an exercise price equal to or greater than $14.00 per share for Replacement Options covering the same number of shares. The Replacement Options will be granted on or after June 9, 2003 to employees who remain employed by Microsemi or a subsidiary on that date. Replacement Options will have the following terms:

(1) An exercise price equal to the fair market value of our common stock on the date the Replacement Options are granted.

(2) Exercisability of 25% on the date the Replacement Options are granted and thereafter an additional 25% each anniversary of the grant date so long as you remain employed by Microsemi or a subsidiary.

(3) A term of ten (10) years from the date the Replacement Options are granted, subject to your continued employment by Microsemi or a subsidiary.

You should note that the 25% vesting of the Replacement Options may be different from the vesting Eligible Option Grants would have as of the Replacement Option Grant Date, and you will lose the benefit of any Eligible Option Grants that you exchange.

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This summary of the Offer and the Replacement Options is subject to the more complete discussion contained in the Stock Option Exchange Offer, an updated copy of which is attached to this email. Questions and Answers and other information relating to the Exchange Offer are also available at http://www.microsemi.com/exchangeoffer11012002. You should not rely on information obtained from any other source. Information from another source could be incorrect, misleading or incomplete.

Please feel free to contact Microsemi by email at ExchangeOfferQuestions@microsemi.com or by facsimile to 1-866-804-2705 for further assistance.

Sincerely,

/s/ David R. Sonksen

David R. Sonksen
Executive Vice President and CFO